THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"TD" means the EU Transparency Directive.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Holding(s) in Company	01 December 2006	04 December 2006	LR9.6.7
2.	Regulatory Announcement – Director/PDMR Shareholding	18 December 2006	19 December 2006	DR3.1.2
3.	Regulatory Announcement – Director/PDMR Shareholding	18 December 2006	19 December 2006	DR3.1.2
4.	Regulatory Announcement – Director/PDMR Shareholding Replacement	19 December 2006	20 December 2006	DR3.1.2
5.	Regulatory Announcement – Total Voting Rights	21 December 2006	31 December 2006	TD Transitional Provision 6
6.	Regulatory Announcement – Holding(s) in Company	22 December 2006	23 December 2006	LR9.6.7
7.	Regulatory Announcement – Holding(s) in Company	22 December 2006	23 December 2006	LR9.6.7

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
8.	Form 88(2) Return of Allotments of Shares	07 December 2006	07 January 2007	CA85 S.88
9.	Form 88(2) Return of Allotments of Shares	12 December 2006	12 January 2007	CA85 S.88

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:44 18-Dec-06
Number	1753O

RNS Number:1753O
Paragon Group Of Companies PLC
18 December 2006

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 18 December 2006 The Paragon Group of Companies PLC Employee Trust purchased 310,000 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") at 678.73p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon Performance Share Plan, Matching Share Plan and Deferred Bonus Scheme which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total shares held by the various Paragon Group of Companies PLC Employee Trusts is 5,324,098.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	18:05 18-Dec-06
Number	1779O

RNS Number:1779O
Paragon Group Of Companies PLC
18 December 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JONATHAN PERRY

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JONATHAN PERRY

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN.

....

7. Number of shares / amount of stock acquired
40,790

....

8. Percentage of issued class
0.035%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES

....

12. Price per share
£0.00

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
416,606

....

16. Total percentage holding of issued class following this notification
0.358%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
18 DECEMBER 2006

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NIGEL TERRINGTON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME AND ON EXERCISE OF AWARD UNDER PERFORMANCE SHARE PLAN. SALE OF A PROPORTION OF THE SHARES AQUIRED.

....

7. Number of shares / amount of stock acquired
97,237

....

8. Percentage of issued class
0.084%

....

9. Number of shares/amount of stock disposed
89,834

....

10. Percentage of issued class
0.077%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR NIL CONSIDERATION	97,237
DISPOSAL AT 678.73P PER SHARE	89,834

SHARES RETAINED	7,403

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
127,573

....

16. Total percentage holding of issued class following this notification
0.110%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NICHOLAS KEEN
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME AND SALE OF A PROPORTION OF THE SHARES AQUIRED.
....

7. Number of shares / amount of stock acquired
32,934

....

8. Percentage of issued class
0.028%

....

9. Number of shares/amount of stock disposed
27,388

....

10. Percentage of issued class
0.024%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR NIL CONSIDERATION	32,934
DISPOSAL AT 678.73P PER SHARE	27,388

SHARES RETAINED	5,546

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
59,936

....

16. Total percentage holding of issued class following this notification
0.052%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
PAWAN PANDYA
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
PAWAN PANDYA
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARDS UNDER THE DEFERRED BONUS SCHEME AND ON EXERCISE OF AWARDS UNDER PERFORMANCE SHARE PLAN AND EXECUTIVE SHARE OPTION SCHEMES. SALE OF A PROPORTION OF THE SHARES ACQUIRED.

....

7. Number of shares / amount of stock acquired
79,640

....

8. Percentage of issued class
0.069%

....

9. Number of shares/amount of stock disposed
45,200

....

10. Percentage of issued class
0.039%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share
SHARES ACQUIRED FOR:

NIL CONSIDERATION	38,342
AT 339P PER SHARE	41,298

	79,640
DISPOSAL AT 678.73P PER SHARE	45,200

SHARES RETAINED	34,440

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
151,805

....

16. Total percentage holding of issued class following this notification
0.131%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
JOHN HERON
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest

or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME AND SALE OF A PROPORTION OF THE SHARES ACQUIRED.

....

7. Number of shares / amount of stock acquired
13,473

....

8. Percentage of issued class
0.012%

....

9. Number of shares/amount of stock disposed
5,524

....

10. Percentage of issued class
0.005%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR NIL CONSIDERATION	13,473
DISPOSAL AT 678.73P PER SHARE	5,524

SHARES RETAINED	7,949

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
22,252

....

16. Total percentage holding of issued class following this notification

0.019%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Dir/PDMR Shareholding-Repl
Released	11:44 19-Dec-06
Number	2180O

RNS Number:2180O
Paragon Group Of Companies PLC
19 December 2006

This announcement replaces the 'Director/PDMR Shareholding' announcement released yesterday at 18.05 under RNS No 1779O.

The number of shares acquired and disposed for Nicholas Keen were incorrect. The number of shares acquired should have read 71,997 rather than 32,934 and the number of shares disposed should have read 66,451 rather than 27,388. These changes have resulted in amendment to points 6, 7, 8, 9, 10 and 12 of Nicholas Keen's announcement.

All other details remain unchanged.

The full amended text is shown below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
JONATHAN PERRY
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JONATHAN PERRY
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please

indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN.

....

7. Number of shares / amount of stock acquired
40,790

....

8. Percentage of issued class
0.035%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES

....

12. Price per share
£0.00

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
416,606

....

16. Total percentage holding of issued class following this notification
0.358%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be

fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NIGEL TERRINGTON
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME AND ON EXERCISE OF AWARD UNDER PERFORMANCE SHARE PLAN. SALE OF A PROPORTION OF THE SHARES AQUIRED.

....

7. Number of shares / amount of stock acquired
97,237

....

8. Percentage of issued class
0.084%

....

9. Number of shares/amount of stock disposed
89,834

....

10. Percentage of issued class
0.077%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR NIL CONSIDERATION	97,237
DISPOSAL AT 678.73P PER SHARE	89,834

SHARES RETAINED	7,403

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
127,573

....

16. Total percentage holding of issued class following this notification
0.110%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NICHOLAS KEEN
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME AND ON EXERCISE OF AWARD UNDER PERFORMANCE SHARE PLAN. SALE OF A PROPORTION OF THE SHARES AQUIRED.

....

7. Number of shares / amount of stock acquired
71,997

....

8. Percentage of issued class
0.062%

....

9. Number of shares/amount of stock disposed
66,451

....

10. Percentage of issued class
0.057%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR NIL CONSIDERATION	71,997
DISPOSAL AT 678.73P PER SHARE	66,451

SHARES RETAINED	5,546

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
59,936

....

16. Total percentage holding of issued class following this notification
0.052%

....

If a director has been granted options by the company please complete the

following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
PAWAN PANDYA

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PAWAN PANDYA

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISTION OF SHARES ON MATURITY OF AWARDS UNDER THE DEFERRED BONUS SCHEME AND ON EXERCISE OF AWARDS UNDER PERFORMANCE SHARE PLAN AND EXECUTIVE SHARE OPTION SCHEMES. SALE OF A PROPORTION OF THE SHARES ACQUIRED.

....

7. Number of shares / amount of stock acquired

79,640

....

8. Percentage of issued class

0.069%

....

9. Number of shares/amount of stock disposed

45,200

....

10. Percentage of issued class

0.039%

....

11. Class of security

ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR:

NIL CONSIDERATION	38,342
AT 339P PER SHARE	41,298

	79,640
DISPOSAL AT 678.73P PER SHARE	45,200

SHARES RETAINED	34,440

....

13. Date of transaction

18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006
....

15. Total holding following this notification
151,805
....

16. Total percentage holding of issued class following this notification
0.131%
....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
18 DECEMBER 2006
....

from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JOHN HERON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME AND SALE OF A PROPORTION OF THE SHARES ACQUIRED.

....

7. Number of shares / amount of stock acquired
13,473

....

8. Percentage of issued class
0.012%

....

9. Number of shares/amount of stock disposed
5,524

....

10. Percentage of issued class
0.005%

....

11. Class of security
ORDINARY SHARES

....

12. Price per share

SHARES ACQUIRED FOR NIL CONSIDERATION	13,473
DISPOSAL AT 678.73P PER SHARE	5,524

SHARES RETAINED 7,949

....

13. Date of transaction
18 DECEMBER 2006

....

14. Date company informed
18 DECEMBER 2006

....

15. Total holding following this notification
22,252

....

16. Total percentage holding of issued class following this notification
0.019%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
18 DECEMBER 2006
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	11:19 21-Dec-06
Number	4312O

RNS Number:4312O
Paragon Group Of Companies PLC
21 December 2006

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Paragon Group of Companies PLC's capital consists of 121,480,559 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,244,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 116,236,559.

The above figure (116,236,559) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	13:20 22-Dec-06
Number	5942O

RNS Number:5942O
Paragon Group Of Companies PLC
22 December 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 11.683.676 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.05% of our issued capital.

Enquiries:
John Gemmell, Company Secretary 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	13:21 22-Dec-06
Number	5945O

RNS Number:5945O
Paragon Group Of Companies PLC
22 December 2006

HOLDING IN COMPANY

We have today received notification from Citigroup on behalf of Standard Life Investments to inform us that Standard Life Investments now hold 3,144,623 ordinary shares of 10p each in The Paragon Group of Companies PLC, The holding represents 2.706% of our issued capital and is therefore no longer a notifiable interest.

Enquiries: John Gemmell, Company Secretary 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 06/12/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 404

Share holdings:

Share Holder	**Type**	**Shares Held**
HSDL Nominees Limited	Single	404

Address:

-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

/

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 12/12/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 4042

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	4042

Address:
-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

/